UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission file number: 000-30601

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10D
     [_] Form N-SAR [_] Form N-CSR

For Period Ended:  December 31, 2010

 [_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
 [_] Transition Report on Form 11-K
 [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I
REGISTRANT INFORMATION

WHY USA Financial Group, Inc.
 (Full name of registrant)

N/A
(Former name if applicable)

2801 S. Wayzata Boulevard, Suite 100,
(Address of principal executive office (street and number))

Minneapolis, MN 55405
(City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to file its Annual Report, Form 10-K, for the period ended December 31, 2010 in a timely manner because Registrant is unable to complete its audited financial statements without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth J. Yonika	(612)	767-5037
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [  ] No [X]

As mentioned above in Part III- Narrative, the Registrant is delinquent in filing its reports for the three month periods ending September 30, 2009, March 31, 2010, June 30, 2010 and September 30, 2010; as well as for the year ending December 31, 2009. The Registrant intends on completing all of its periodic reports in the near future with the securing of the necessary funding for audit professionals.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [  ] No [X]

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WHY USA Financial Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ KENNETH J. YONIKA
Name: Kenneth J. Yonika
Title: Chief Financial Officer and Chief Accounting Officer